DESCRIPTION OF WABTEC COMMON STOCK REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The rights of holders of Common Stock are governed by, as applicable, Delaware law, the Restated Certificate of Incorporation of Wabtec, as amended (the “Wabtec Charter”) and the Bylaws of Wabtec, as amended (the “Wabtec Bylaws”). The Wabtec Charter and the Wabtec Bylaws are each incorporated by reference into this Annual Report on Form 10-K.
The following description of the Common Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, as applicable, the complete text of the Wabtec Charter and the Wabtec Bylaws.
General
As of the date hereof, Wabtec’s authorized capital stock consists of 501,000,000 shares of capital stock, consisting of up to 500,000,000 shares of Common Stock and up to 1,000,000 shares of preferred stock, par value $0.01 per share, in one or more series. As of February ___, 2020, there were [162,817,600] shares of Common Stock issued and outstanding and Wabtec had reserved [1,951,722] additional shares of Common Stock for issuance under its stock compensation plans. As of February ___, 2020, there were no shares of preferred stock issued and outstanding.
Common Stock
Dividends. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Wabtec board of directors, out of funds legally available for their payment subject to the rights of holders of Wabtec preferred stock.
Voting Rights. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of Wabtec stockholders. There are no cumulative voting rights associated with the Common Stock.
Rights Upon Liquidation. In the event of Wabtec’s voluntary or involuntary liquidation, dissolution or winding up, the holders of Common Stock will be entitled to share equally in any of Wabtec’s assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of the outstanding shares of Wabtec preferred stock have received their liquidation preferences in full.
Miscellaneous. The outstanding shares of Common Stock are fully paid and nonassessable. The holders of Common Stock are not entitled to preemptive or redemption rights. There are no sinking fund provisions applicable to the Common Stock. Shares of Common Stock are not convertible into shares of any other class of capital stock. EQ Shareowner Services is the transfer agent and registrar for the Common Stock.
Stock Exchange Listing. The Common Stock is listed on the New York Stock Exchange and trades under the symbol “WAB.”